Results of a Special Meeting of Shareholders

On October 21, 2005, a Special Meeting of Shareholders was held to approve a new management agreement for Managed High Income Portfolio Inc. The following table provides the number of votes cast for, against, as well as the number of abstentions as to the matter voted on at the Special Meeting of Shareholders.

Item Voted On 		  Votes For 	Votes Against 	  Abstentions
New Management Agreement  20,395,118	  1,794,324	    745,700